Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198146

PROSPECTUS

ENERGY FOCUS, INC.

6,247,413 Shares of Common Stock

The Selling Stockholders identified in this prospectus may offer and sell up to 6,247,413 shares of Energy Focus, Inc. common stock, consisting of:

●	5,385,413 shares of common stock held by certain of the Selling Stockholders, and

●	862,000 shares of common stock that may be issued upon exercise of warrants to purchase common stock held by certain of the Selling Stockholders.

The outstanding shares of common stock offered hereunder and the warrants were issued to the Selling Stockholders in certain private transactions from 2010 through 2013 and as compensation to the underwriters in our 2014 public offering. See “Financing Transactions” beginning on page 17.

We are not selling any shares of our common stock in this offering and we will not receive any of the proceeds from the sale of these shares by the Selling Stockholders. We will, however, receive proceeds if warrants to purchase common stock are exercised and those proceeds will be used for our general corporate purposes.

The prices at which the Selling Stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. See “Plan of Distribution” beginning on page 22. We will bear all costs associated with the registration of the shares covered by this prospectus.

Our common stock is listed on the NASDAQ Capital Market under the symbol “EFOI.” On August 26, 2014, the last reported sale price for our common stock was $4.55 per share.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 4 and any risk factors described in in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 28, 2014.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1

PROSPECTUS SUMMARY	2

RISK FACTORS	4

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	15

USE OF PROCEEDS	17

FINANCING TRANSACTIONS	17

SELLING STOCKHOLDERS	19

PLAN OF DISTRIBUTION	22

DESCRIPTION OF SECURITIES	24

LEGAL MATTERS	26

EXPERTS	26

WHERE YOU CAN FIND MORE INFORMATION	26

INFORMATION INCORPORATED BY REFERENCE	26

ABOUT THIS PROSPECTUS

This prospectus is part of registration statements that we filed with the Securities and Exchange Commission (the “SEC”). Under the registration process, the Selling Stockholders may, from time to time, offer and sell up to 6,247,413 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the common stock that the Selling Stockholders may offer. Each time the Selling Stockholders sell securities under this registration statement, we may provide a prospectus supplement that will contain additional information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before making an investment decision.

You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. For further information, please see the section of this prospectus entitled “Where You Can Find More Information.” We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Unless the context otherwise requires, all references to “Energy Focus,” “we,” “us,” “our,” “our company,” or “the Company” in this prospectus refer to Energy Focus, Inc., a Delaware corporation, and its subsidiaries, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus contains trademarks, trade names, service marks and service names of Energy Focus, Inc. and other companies.

PROSPECTUS SUMMARY

This prospectus provides you with a general description of the common stock being offered. This summary does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading “Where You Can Find More Information.”

Unless otherwise indicated, the information in this prospectus reflects a one-for-ten reverse stock split of our common stock effected on July 16, 2014, and all share and per share data has been adjusted for the one-for-ten reverse stock split for all periods presented. Certain share numbers as adjusted for the split do not take into account the cash out of fractional shares. The actual amount of shares may be less than the amount shown.

Our Company and Business

Energy Focus, Inc., together with its subsidiaries, designs, develops, manufactures, and markets energy-efficient LED lighting products, and is a leading provider of turnkey, energy-efficient, lighting retrofit solutions in the general commercial and the governmental and public sector markets. Energy Focus’ LED lighting technology offers significant energy savings, heat dissipation and maintenance cost benefits over conventional lighting for multiple applications.

Our business operates in the following two segments:

●	Products: providing military, public sector, general commercial and industrial energy-efficient LED lighting offerings; and

●

Solutions: providing turnkey, high-quality, energy-efficient LED lighting application alternatives, primarily to the existing public-sector building market. We have also begun pursuing opportunities in the commercial and industrial sectors.

In November 2013, we sold and discontinued our pool products business, and are focusing our resources solely on our LED lighting retrofit business. With this as our goal, our solutions segment began focusing its efforts on only bidding all-LED replacement solutions in energy services companies’ (“ESCOs”) contract proposals versus fluorescent replacements. To support our lighting product business, research and development remains a key focus. Our research and development team is dedicated to the continuous improvement and innovation of our LED lighting technologies. Historically, we have supported much of our R&D activities through government grants. With our renewed focus on LED products, we have concentrated our efforts on bidding on research contracts and grants from those that support LED technologies.

The Company was founded in 1985 as Fiberstars, Inc., a California corporation and reincorporated in Delaware in November 2006. In May 2007, Fiberstars, Inc. merged with and became Energy Focus, Inc., also a Delaware corporation. Our principal executive offices are located at 32000 Aurora Road, Suite B, Solon, Ohio 44139. Our telephone number is 440.715.1300. Our website address is www.energyfocusinc.com. Information on our website is not part of this prospectus.

Recent Developments

On August 11, 2014, the Company completed a registered public offering (the “2014 Public Offering”) of 1,351,250 shares of common stock, which included the exercise of the underwriters’ overallotment option, for estimated aggregate net proceeds of $5.3 million. As partial compensation for the 2014 Public Offering, the underwriters received a warrant to purchase 47,000 shares of common stock with an exercise price of $5.40 per share. In connection with the offering, our common stock was listed on The Nasdaq Capital Market, effective August 7, 2014.

Securities Offered

Common stock outstanding prior to this offering	9,376,818 shares—This number does not include the 862,000 shares of common stock that may be issued upon exercise of warrants held by certain of the Selling Stockholders that may be sold hereunder.

Common stock to be offered by the Selling Stockholders	6,247,413 shares—This number includes the 862,000 shares of common stock that may be issued upon exercise of warrants held by certain of the Selling Stockholders.

Common stock outstanding after this offering

10,238,818 shares—This number includes the 862,000 shares of common stock that may be issued upon exercise of warrants held by certain of the Selling Stockholders. This number does not include (1) outstanding options to purchase 452,514 shares of our common stock, of which options to purchase 225,029 shares were exercisable as of August 13, 2014, (2) outstanding warrants to purchase 180,049 shares of our common stock, of which 80,049 were exercisable as of August 13, 2014, and (3) an additional 1,499,799 shares of our common stock issuable pursuant to future awards under our equity incentive and employee stock purchase plans.

Use of Proceeds

We will receive no proceeds from the sale by the Selling Stockholders of shares of common stock in this offering. We will, however, receive proceeds if warrants to purchase common stock are exercised and those proceeds will be used for our general corporate purposes.

NASDAQ Capital Market symbol	EFOI

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below. They are not the only risks that we face, however. If any of the following risks actually occur, our business, financial condition, or results or operations could be materially, adversely affected, the price of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Risks Associated with Our Business

We have a history of operating losses and may incur losses in the future, and our auditors have issued a “Going Concern” opinion.

We have experienced net losses from continuing operations of $4.7 million for the six months ended June 30, 2014 and $6.9 million, $6.6 million and $6.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. As of June 30, 2014, we had cash and cash equivalents of $1.6 million and an accumulated deficit of $87.7 million. Although management has addressed many of the legacy issues that have historically burdened our financial performance, we still face challenges in order to reach profitability. In order for us to attain profitability and growth, we will need to successfully address these challenges, including improvement in gross margins, execution of our marketing and sales plans for our turnkey energy-efficient LED lighting solutions business, the development of new technologies into sustainable product lines, the continuation of cost containment throughout our organization, and continued improvements in our supply chain performance.

There is a risk that our business may not be as successful as we envision. Our independent registered public accounting firm has issued an opinion in connection with our 2013 Annual Report raising substantial doubt as to our ability to continue as a going concern. This opinion stems from our historically poor operating performance, and our historical inability to generate sufficient cash flow to meet obligations and sustain operations without obtaining additional external financing. We currently have a revolving credit facility that provides funding for our operations that will expire on December 31, 2014. We intend to enter into a new arrangement beginning in 2015. Although we are optimistic about obtaining the funding necessary for us to continue as a going concern, there can be no assurances that this objective will be successful or that we will obtain funding on acceptable terms or in a timely fashion or at all. As such, we will continue to review and pursue selected external funding sources, if necessary, to execute these objectives including, but not limited to, the following:

●	obtain funding from financial institutions in the form of a line of credit or term loan to replace the credit facility with Rosenthal & Rosenthal that will expire on December 31, 2014,
●	obtain financing from traditional or non-traditional investment capital organizations or individuals,
●	potential sale or divestiture of one or more operating units, and
●	obtain funding from the sale of our common stock or other equity or debt instruments or the exercise of outstanding warrants.

Obtaining financing through the above-mentioned mechanisms contains risks, including:

●

loans or other debt instruments may have terms and/or conditions, such as interest rate, restrictive covenants and control or revocation provisions, which are not acceptable to management or our Board of Directors,

●	the current environment in capital markets combined with our capital constraints may prevent us from being able to obtain adequate debt financing,
●	financing may not be available for parties interested in pursuing the acquisition of one or more of our operating units, and
●	additional equity financing may not be available to us in the current capital environment and could lead to further dilution of stockholder value for current stockholders of record.

If we fail to raise additional capital, including from sales revenues, loans or other external funding sources, we may be required to change our planned business strategies. If we are unable to obtain adequate financing, we may not be able to successfully develop and market our products and services. As a result, we would need to curtail business operations, which would have a material negative effect on operating results, the value of our outstanding stock is likely to fall, and our business may fail, causing our stockholders to lose their entire investments.

Depressed general economic conditions, including the strength of the construction market, may adversely affect our operating results and financial condition.

Our business is sensitive to changes in general economic conditions, both inside and outside the United States. An economic downturn may adversely impact our business. Sales of our lighting products depend significantly upon the level of new building and renovation construction, which is affected by housing market trends, interest rates and the weather. In addition, due to the seasonality of construction and the sales of lighting products, our revenue and income have tended to be significantly lower in the first quarter of each year. We may experience substantial fluctuations in our operating results from period to period as a consequence of these factors. Slow growth in the economy or an economic downturn could adversely affect our ability to meet our working capital requirements and growth objectives, or could otherwise adversely affect our business, financial condition and results of operations. As a result, any general or market-specific economic downturns, particularly those affecting new building construction and renovation, or that cause end-users to reduce or delay their purchases of lighting products, services, or retrofit activities, would have a material adverse effect on our business, cash flows, financial condition and results of operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

●	changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
●	our ability to effectively manage our working capital;
●	our ability to satisfy consumer demands in a timely and cost-effective manner;
●	pricing and availability of labor and materials;
●	our inability to adjust certain fixed costs and expenses for changes in demand;
●	seasonal fluctuations in demand and our revenue; and
●	disruption in component supply from foreign vendors.

If LED lighting technology fails to gain widespread market acceptance or we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenue and profits may be harmed.

To be successful, we depend on continued market acceptance of our existing LED technology. Although adoption of LED lighting continues to grow, the use of LED lighting products for general illumination is in its early stages, is still limited and faces significant challenges. Potential customers may be reluctant to adopt LED lighting products as an alternative to traditional lighting technology because of its higher initial cost or perceived risks relating to its novelty, reliability, usefulness, light quality and cost-effectiveness when compared to other established lighting sources available in the market. Changes in economic and market conditions may also affect the marketability of some traditional lighting technologies such as declining energy prices in certain regions or countries may favor existing lighting technologies that are less energy efficient, reducing the rate of adoption for LED lighting products in those areas. Even if LED lighting products continue to achieve performance improvements and cost reductions, limited customer awareness of the benefits of LED lighting products, lack of widely accepted standards governing LED lighting products and customer unwillingness to adopt LED lighting products in favor of entrenched solutions could significantly limit the demand for LED lighting products and adversely impact our results of operations. In addition, we will need to keep pace with rapid changes in LED technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render our existing products obsolete if we fail to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have previously experienced, and could in the future experience, delays in the introduction of new products. If effective new sources of light other than LEDs are discovered, our current products and technologies could become less competitive or obsolete. If others develop innovative proprietary lighting technology that is superior to ours, or if we fail to accurately anticipate technology and market trends, respond on a timely basis with our own development of new products and enhancements to existing products, and achieve broad market acceptance of these products and enhancements, our competitive position may be harmed and we may not achieve sufficient growth in our net sales to attain or sustain profitability.

If we are unable to manage any future growth effectively, our profitability and liquidity could be adversely affected.

Our ability to achieve our desired growth depends on our execution in functional areas such as product development and management, sales and marketing, and general administration and operations. To manage any future growth, we must continue to improve our product development, distribution, operational and financial processes and systems and expand, train and manage our employee base. If we are unable to manage our growth effectively, our business and results of operations could be adversely affected.

If we are not able to compete effectively against companies with greater resources, our prospects for future success will be jeopardized.

The lighting industry is highly competitive. In the high performance lighting markets in which we sell our advanced lighting systems, our products compete with lighting products utilizing traditional lighting technology provided by many vendors. Additionally, in the advanced lighting markets in which we have primarily competed to date, competition has largely been fragmented among a number of small manufacturers. However, some of our competitors, particularly those that offer traditional lighting products, are larger, established companies with greater resources to devote to research and development, manufacturing and marketing, as well as greater brand recognition.

Moreover, we expect to encounter competition from an even greater number of companies in the general lighting market. Our competitors are expected to include the large, established companies in the general lighting industry, such as General Electric Company, Osram Sylvania, CREE, Inc. and Royal Philips Electronics. Each of these competitors has undertaken initiatives to develop LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting products than we possess. The relatively low barriers to entry into the lighting industry and the limited proprietary nature of many lighting products also permit new competitors to enter the industry easily.

In each of our markets, we also anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us. Our competitors’ lighting technologies and products may be more readily accepted by customers than our products will be. Moreover, if one or more of our competitors or suppliers were to merge with one another, the change in the competitive landscape could adversely affect our competitive position. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our net sales and profitability and our future prospects for success may be harmed.

If we are unable to obtain and adequately protect our intellectual property rights, our ability to commercialize our products could be substantially limited.

We consider our technology and processes proprietary. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors may utilize our proprietary technology. As a result, our business, financial condition and results of operations could be adversely affected. We protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements, and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies. Our competitors may also be able to independently develop products that are substantially equivalent or superior to our products or slightly modify our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad. Furthermore, there can be no assurance that we will be successful in obtaining additional patents, or licenses to patents or other intellectual property rights of third parties that we may need to support our business in the future. The inability to obtain certain patents or rights to third-party patents and other intellectual property rights in the future could have a material adverse effect on our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which may result in protracted and expensive litigation. We have engaged in litigation in the past and litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could subject us to significant liabilities, require us to license disputed rights from others or require us to cease marketing or using certain products or technologies. We may not be able to obtain any licenses on acceptable terms, if at all, and may attempt to redesign those products that contain allegedly infringing intellectual property, which may not be possible. We also may have to indemnify certain customers if it is determined that we have infringed upon or misappropriated another party’s intellectual property. The cost of addressing any intellectual property litigation claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant and could materially harm our business, financial condition and results of operations.

We derive a significant portion of our revenue from a few customers and the loss of one of these customers, or a reduction in their demand for our services, could adversely affect our business, financial condition, results of operations and prospects.

Our customer base is highly concentrated. One or a few customers have represented a substantial portion of our consolidated revenues and gross profits in any one year or over a period of several consecutive years. In 2013, sales to our ten largest customers from continuing operations accounted for approximately 60% of net sales. Customers accounting for greater than 10% of our net sales from continuing operations include Johnson Controls, Inc., which accounted for approximately 14%, the U.S. Navy, which accounted for approximately 13%, and Seiberlich Trane, which accounted for approximately 12%. A limited number of customers may continue to comprise a substantial portion of our revenue for the foreseeable future. We could lose business from a significant customer for a variety of reasons, including:

●	the consolidation, merger or acquisition of an existing customer, resulting in a change in procurement strategies employed by the surviving entity that could reduce the amount of orders we receive;
●

our performance on individual relationships with one or more significant customers are impaired due to another reason, which may cause us to lose future business with such customers and, as a result, our ability to generate income would be adversely impacted; and

●	the strength of our professional reputation.

If critical components and finished products that we currently purchase from a small number of third-party suppliers become unavailable or increase in cost, or if our suppliers fail to meet our requirements for quality, quantity and timeliness, our revenue and reputation in the marketplace could be harmed, which would damage our business.

In an effort to reduce manufacturing costs, we have outsourced the production of certain parts and components, as well as finished goods in our product lines, to a small number of vendors in various locations throughout the world, primarily in the United States, China and Taiwan. While we believe alternative sources for these components and products are available, we have selected these particular suppliers based on their ability to consistently provide the best quality product at the most cost effective price, to meet our specifications, and to deliver within scheduled time frames. If our suppliers fail to perform their obligations in a timely manner or at satisfactory quality levels, we may suffer lost sales, reductions in revenue and damage to our reputation in the market, all of which would adversely affect our business. We may be vulnerable to unanticipated price increases and payment term changes. Significant increases in the prices of sourced components and products could cause our product prices to increase, which may reduce demand for our products or make us more susceptible to competition. Furthermore, in the event that we are unable to pass along increases in operating costs to our customers, margins and profitability may be adversely affected. Accordingly, the loss of all or one of these suppliers could have a material adverse effect on our operations until such time as an alternative supplier could be found.

Additionally, consolidation in the lighting industry could result in one or more current suppliers being acquired by a competitor, rendering us unable to continue purchasing key components and products at competitive prices. We may be subject to various import duties applicable to materials manufactured in foreign countries and may be affected by various other import and export restrictions, as well as other considerations or developments impacting upon international trade, including economic or political instability, shipping delays and product quotas. These international trade factors will, under certain circumstances, have an impact on the cost of components, which will have an impact on the cost to us of the manufactured product and the wholesale and retail prices of our products.

We depend on independent distributors and sales representatives for a substantial portion of our net sales, and the failure to manage our relationships with these third parties, or the termination of these relationships, could cause our net sales to decline and harm our business.

Although we are building our sales force to sell directly to end clients, we currently rely significantly on indirect sales channels to market and sell our products. Most of our products are sold through third-party independent distributors and sales representatives. In addition, these parties provide technical sales support to end-users. Our current agreements within these sales channels are generally non-exclusive, meaning they can sell products of our competitors. We anticipate that any such agreements we enter into in the future will be on similar terms. Furthermore, our agreements are generally short-term, and can be cancelled by these sales channels without significant financial consequence. We cannot control how these distributors or sales representatives perform and cannot be certain that we or end-users will be satisfied by their performance. If these distributors and sales representatives significantly change their terms with us, or change their historical pattern of ordering products from us, there could be a significant impact on our net sales and profits.

Our products could contain defects or they may be installed or operated incorrectly, which could reduce sales of those products or result in claims against us.

Despite product testing, defects may be found in our existing or future products. This could result in, among other things, a delay in the recognition or loss of net sales, loss of market share or failure to achieve market acceptance. These defects could cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts, and harm our relationship with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our lighting products and would likely harm our business. Some of our products use line voltages (such as 120 or 240 AC), which involve enhanced risk of electrical shock, injury or death in the event of a short circuit or other malfunction. Defects, integration issues or other performance problems in our lighting products could result in personal injury or financial or other damages to end-users or could damage market acceptance of our products. Our customers and end-users could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If we are unable to accurately estimate the risks, revenues or costs associated with a project, we may achieve a lower than expected profit or incur a loss on that project.

For the solutions segment of our business, we generally enter into fixed price contracts. Fixed price contracts require us to perform a contract for a specified price regardless of our actual costs. As a result, the profit that we realize on a contract is dependent on the extent to which we successfully manage our costs. Cost overruns, whether due to inefficiency, inaccurate estimates or other factors, result in lower profit or a loss on a project. A majority of our contracts are based on cost estimates that are subject to a number of assumptions. If our estimates of the risks, revenues or costs prove inaccurate or circumstances change, we may incur a lower profit or a loss on that project.

Additionally, we recognize certain contract revenues, including revenues from our solutions segment, using the percentage-of-completion method. Under this method, percentage-of-completion is determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, we record the entire loss during the accounting period in which it is estimable. In the ordinary course of business, at a minimum on a quarterly basis, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. The cumulative effect of revisions in estimates of the total forecasted revenue and costs during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. To the extent that these revisions result in a reduction in revenue, we recognize a credit or a charge against current earnings, which could be material.

Our business may suffer if we fail to comply with government contracting laws and regulations.

We derive a portion of our revenues from direct and indirect sales to U.S., state, local, and foreign governments and their respective agencies. Such contracts are subject to various procurement laws and regulations, business prerequisites to qualify for such contracts, accounting procedures, intellectual property process, and contract provisions relating to their formation, administration and performance, which may provide for various rights and remedies in favor of the governments that are not typically applicable to or found in commercial contracts. Failure to comply with these laws, regulations or provisions in our government contracts could result in litigation, the imposition of various civil and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension from future government contracting. If our government contracts are terminated, if we are suspended from government work, or if our ability to compete for new contracts is adversely affected, our business could suffer due to, among other factors, lost sales, the costs of any government action or penalties, damages to our reputation and the inability to recover our investment in developing and marketing products for government use.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have significant U.S. net operating loss and tax credit carryforwards (the “Tax Attributes”). Under federal tax laws, we can carry forward and use our Tax Attributes to reduce our future U.S. taxable income and tax liabilities until such Tax Attributes expire in accordance with the Internal Revenue Code of 1986, as amended (the “IRC”). Section 382 and Section 383 of the IRC provide an annual limitation on our ability to utilize our Tax Attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership, as defined under the IRC. Share issuances in connection with our past financing transactions, this offering or other future changes in our stock ownership, which may be beyond our control, could result in changes in ownership for purposes of the IRC. Such changes in ownership could further limit our ability to use our Tax Attributes. Accordingly, any such occurrences could adversely affect our financial condition, operating results and cash flows.

The cost of compliance with environmental, health and safety laws and regulations could adversely affect our results of operations or financial condition.

We are subject to a broad range of environmental, health, and safety laws and regulations. These laws and regulations impose increasingly stringent environmental, health, and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment, and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and working conditions for our employees. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions world-wide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. We may also be affected by future laws or regulations, including those imposed in response to energy, climate change, geopolitical, or similar concerns. These laws may impact the sourcing of raw materials and the manufacture and distribution of our products and place restrictions and other requirements on the products that we can sell in certain geographical locations.

An inability to obtain bonding could limit the number of solutions segment projects we are able to pursue.

As is customary in the construction business, we are often required to provide surety bonds to secure our performance under construction contracts. Our ability to obtain surety bonds primarily depends upon our capitalization, working capital, past performance, management expertise and other external factors, including the overall capacity of the surety market. Surety companies consider such factors in relation to the amount of our backlog and their underwriting standards, which may change from time to time. The surety industry has undergone significant changes with several companies withdrawing completely from the industry or significantly reducing their bonding commitment. In addition, certain reinsurers of security risk have limited their participation in this market. Therefore, we could be unable to obtain surety bonds when required, which could adversely affect our future results of operations and revenues.

We have international sales and are subject to risks associated with operating in international markets.

For the year ended December 31, 2013, net sales of our products outside of the United States represented 11% of our total net sales from continuing operations. We generally provide technical expertise and limited marketing support, while our independent international distributors generally provide sales staff, local marketing, and product services. We believe our international distributors are better able to service international markets due to their understanding of local market conditions and best business practices. International business operations are subject to inherent risks, including, among others:

●	difficulty in enforcing agreements and collecting receivables through foreign legal systems,
●	unexpected changes in regulatory requirements, tariffs, and other trade barriers or restrictions,
●	potentially adverse tax consequences,
●	the burdens of compliance with the U.S. Foreign Corrupt Practices Act, similar anti-bribery laws in other countries, and a wide variety of foreign laws,
●	import and export license requirements and restrictions of the United States and each other country in which we operate,
●	exposure to different legal standards and reduced protection for intellectual property rights in some countries,
●	currency fluctuations and restrictions, and
●	political, social, and economic instability, including war and the threat of war, acts of terrorism, pandemics, boycotts, curtailment of trade or other business restrictions.

If we do not anticipate and effectively manage these risks, these factors may have a material adverse impact on our sales, thus lowering our total revenues.

We may not fully recognize the anticipated revenue reported in our backlog.

The contracts we enter into for our solutions segment can be relatively large and typically range in the amount of $0.1 million to as much as $4.0 million. As of June 30, 2014, our solutions segment backlog of uncompleted work was $41 thousand. We include a project in our backlog when a contract is awarded or a letter of intent is obtained. The revenue projected in our backlog may not be realized or may not result in the revenue or profits expected. If a project included in our backlog is canceled, suspended or the scope of work is reduced, it would result in a reduction to our backlog, which could affect the revenues and profits realized. If a customer should cancel a project, we may be reimbursed for costs expended to date but would have no contractual right to the total projected revenues included in our backlog. Cancellations or delays of significant projects could have a material adverse effect on future revenues, profits and cash flows.

If we are unable to attract or retain qualified personnel, our business and product development efforts could be harmed.

To a large extent, our future success will depend on the continued contributions of certain employees, such as our current Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. We had significant turnover in our management team during 2013 and cannot be certain that these and other key employees will continue in their respective capacities for any period of time, and these employees may be difficult to replace. Our future success will also depend on our ability to attract and retain qualified technical, sales, marketing, and management personnel, for whom competition is very intense. The loss of, or failure to attract, hire and retain any such persons could delay product development cycles, disrupt our operations, or otherwise harm our business or results of operations. We have been successful in hiring experienced energy solutions salespeople from leading firms in the industry, but if these individuals are not successful in achieving our expectations, then planned sales may not occur and the anticipated net sales may not be realized.

A significant portion of our business is dependent upon the existence of government funding, which may not be available into the future and could result in a significant reduction in sales and could cause significant harm to our business.

A significant portion of our research and development efforts have been supported directly by government funding and were contracted for short periods, usually one to two years. We anticipate a significant portion of our future product sales will come from the military and maritime markets, specifically the U.S. Navy, which is reliant upon federal funding. Further, a significant portion of net sales generated by Energy Focus LED Solutions, LLC (“EFLS”) are derived from state government funding and supported by federal government funding. U.S. government contracts are conditioned upon the continuing approval by the U.S. Congress of the necessary spending to honor such contracts. We cannot be certain that our U.S. government contracts will not be terminated or suspended in the future due to reductions or eliminations of government funding. If government funding is reduced or eliminated, there is no guarantee that we would be able to continue to fund our activities in these areas at their current levels, if at all, and grow our product sales. If we are unable to maintain our access to government funding in these areas, there could be a significant impact on our net sales and profits and our ability to compete and develop new products.

We believe that certification and compliance issues are critical to adoption of our lighting systems, and failure to obtain such certification or compliance would harm our business.

We are required to comply with certain legal requirements governing the materials in our products. Although we are not aware of any efforts to amend any existing legal requirements or implement new legal requirements in a manner with which we cannot comply, our net sales might be adversely affected if such an amendment or implementation were to occur.

Moreover, although not legally required to do so, we strive to obtain certification for substantially all our products. In the United States, we seek certification on substantially all of our products from Underwriters Laboratories (UL®) or Intertek Testing Services (ETL®). Where appropriate in jurisdictions outside the United States and Europe, we seek to obtain other similar national or regional certifications for our products. Although we believe that our broad knowledge and experience with electrical codes and safety standards have facilitated certification approvals, we cannot ensure that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, that we will be able to maintain such certifications for our existing products. Moreover, although we are not aware of any effort to amend any existing certification standard or implement a new certification standard in a manner that would render us unable to maintain certification for our existing products or obtain ratification for new products, our net sales might be adversely affected if such an amendment or implementation were to occur.

We incur significant costs as a result of being a public company and our management is required to devote substantial time and financial resources to meet compliance obligations.

As a public company reporting to the Securities and Exchange Commission, we incur significant legal, accounting, investor relations, board compensation and other expenses. We are subject to the reporting requirements of the Securities Exchange Act of 1934, and the Sarbanes-Oxley Act of 2002, including section 404 that requires that we annually evaluate and report on our systems of internal controls. In the future, there may be material weaknesses in our internal controls that would be required to be reported in future Annual Reports on Form 10-K and/or Quarterly Reports on Form 10-Q. A negative reaction by the equity markets to the reporting of a material weakness could cause our stock price to decline.

Failure to effectively estimate employer-sponsored health insurance premiums and incremental costs due to the Affordable Healthcare Act could materially and adversely affect our results of operations, financial position, and cash flows.

In March 2010, the United States federal government enacted comprehensive health care reform legislation, which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, and imposes new taxes on health insurers, self-insured companies, and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, with many of the changes requiring additional guidance from federal agencies and regulations. Possible adverse effects could include increased costs, exposure to expanded liability, and requirements for us to revise the ways in which healthcare and other benefits are provided to employees. We continue to monitor the potential impacts the health care reform legislation will have on our financial results.

We may be subject to legal claims against us or claims by us which could have a significant impact on our resulting financial performance.

At any given time, we may be subject to litigation related to our products, suppliers, customers, employees, stockholders, distributors, sales representatives, sales of our assets, among other things, the disposition of which may have an adverse effect upon our business, financial condition, or results of operation. The outcome of litigation is difficult to assess or quantify. Lawsuits can result in the payment of substantial damages by defendants. If we are required to pay substantial damages and expenses as a result of these or other types of lawsuits our business and results of operations would be adversely affected. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. Insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims could adversely affect our business and the results of our operations.

We rely heavily on information technology in our operations and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business, which could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our information technology systems, including our enterprise resource planning (“ERP”) software, across our operations and corporate functions, including for management of our supply chain, payment of obligations, data warehousing to support analytics, finance and accounting systems and other various processes and procedures, some of which are handled by third parties.

Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our business and results of operations may be adversely affected if we experience system usage problems. The failure of these systems to operate effectively, maintenance problems, system conversions, back-up failures, problems or lack of resources for upgrading or transitioning to new platforms or damage or interruption from circumstances beyond our control, including, without limitation, fire, natural disasters, power outages, systems failure, security breaches, cyber-attacks, viruses or human error could result in, among other things, transaction errors, processing inefficiencies, loss of data, inability to generate timely SEC reports, loss of sales and customers and reduce efficiency in our operations. Additionally, we and our customers could suffer financial and reputational harm if customer or Company proprietary information is compromised by such events. Remediation of such problems could result in significant unplanned capital investments and any damage or interruption could have a material adverse effect on our business, financial condition and results of operations.

Risks Associated with an Investment in Our Common Stock

We could issue additional common stock or may need to request our stockholders to authorize additional shares of common stock, which might dilute the book value and market for our common stock.

We are authorized to issue 15,000,000 shares of common stock, of which 9,376,818 shares were issued and outstanding, as of August 13, 2014. An additional 2,541,848 shares have been reserved for issuance as future awards, upon exercise of outstanding stock options for purchase under our employee stock purchase plan or for issuance upon exercise of outstanding warrants. If or when these securities are purchased or exercised for or converted into shares of our common stock, the number of our shares of common stock outstanding will increase. Increases in our outstanding shares, and any sales of shares, could have an adverse effect on the trading activity and market price of our common stock. Our Board of Directors has the authority, without action or vote of our stockholders, to issue a sizeable part of our authorized but unissued shares. Such stock issuances could be made at a price that reflects a discount or a premium from the then-current trading price of our common stock. In addition, in order to raise capital or acquire businesses in the future, we may need to issue additional securities or promissory notes that are convertible or exchangeable for shares of our common stock. These issuances would dilute stockholders’ percentage ownership interest, which would have the effect of reducing influence on matters on which our stockholders vote, and might dilute the book value of our common stock. Stockholders may incur additional and substantial dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise those options, or holders of warrants exercise to purchase shares of our common stock. If an insufficient amount of authorized, but unissued shares of common stock exists to issue in the future in connection with subsequent equity financing or acquisition transactions, we may be required to ask our stockholders to authorize additional shares before undertaking, or as a condition to completing, a financing or acquisition transaction. We cannot be assured that our stockholders would authorize an increase in the number of shares of our common stock.

As a “thinly-traded” stock, large sales can and have placed negative pressure on our common stock price.

Our common stock has generally been considered to be “thinly-traded,” and may remain so despite our recent listing on The NASDAQ Capital Market. Additionally, we have entered into in the past or may enter into in the future, financing or acquisition transactions resulting in a large number of newly issued shares that become immediately tradable or tradable simultaneously in the future. These factors coupled with a limited number of market makers impairs the liquidity of our stock, not only the number of shares that can be bought and sold, but also the through possible delays in the timing of transactions, and lower prices for our common stock than might otherwise prevail. This could make it difficult or impossible for an investor to sell shares of our common stock within a desired timeframe or to obtain a desired price.

In addition, from time to time, certain of our stockholders may be eligible to sell all, or a portion of, their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, or under effective resale prospectuses. Any substantial sale of our common stock pursuant to Rule 144 or any resale prospectus may have an adverse effect on the market price of our securities.

We have never paid dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by our Board of Directors. See “Dividend Policy.”

The elimination of monetary liability against our directors under Delaware law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against our directors, officers and employees.

Our Certificate of Incorporation eliminates the personal liability of our directors to our Company and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Delaware law. Further, our Bylaws provide that we are obligated to indemnify any of our directors or officers to the fullest extent authorized by Delaware law and, subject to certain conditions, advance the expenses incurred by any director or officer or director in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to recoup. These provisions and resultant costs may also discourage us from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit us or our stockholders.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the market price of our common stock will likely decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts, over whom we have no control, publish about us and our business. We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the market price for our common stock could decline. In the event we obtain securities or industry analyst coverage, the market price of our common stock could decline if one or more equity analysts downgrade our common stock or if those analysts issue unfavorable commentary, even if it is inaccurate, or cease publishing reports about us or our business.

The NASDAQ Capital Market may not continue to list our common stock for trading on its exchange if we do not comply with its continued listing requirements, which could adversely affect the price of our common stock and its liquidity.

We must comply with NASDAQ’s continued listing requirements related to, among other things, stockholders’ equity, market value, minimum bid price and corporate governance in order to remain listed on the NASDAQ Capital Market. Although we expect to meet the continued listing requirements, there can be no assurance we will continue to do so in the future. If we do not remain compliant with these continued listing requirements, we could be delisted. If we were delisted, it would be likely to have a negative impact on our stock price and liquidity. The delisting of our common stock could also deter broker-dealers from making a market in or otherwise generating interest in or recommending our common stock, and would adversely affect our ability to attract investors in our common stock. Furthermore, our ability to raise additional capital would be impaired. As a result of these factors, the value of the common stock could decline significantly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act.  These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “feels,” “seeks,” “forecasts,” “projects,” “intends,” “plans,” “may,” “will,” “should,” “could” or “would” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and the documents incorporated by reference herein and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, capital expenditures and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus and the documents incorporated by reference herein. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus and the documents incorporated by reference herein, those results or developments may not be indicative of results or developments in subsequent periods.

We believe that important factors that could cause our actual results to differ materially from forward-looking statements include, but are not limited to, the risks and uncertainties outlined under “Risk Factors” and matters described in this prospectus and the documents incorporated by reference herein generally. Some of these factors include:

●	our history of operating losses;

●	our ability to obtain the financing necessary to continue as a “going concern” at all or on satisfactory terms;

●	general economic conditions, including the strength of the construction industry, both in the United States and in other markets in which we operate;

●	market acceptance of LED lighting technology;

●	our ability to respond to new lighting technologies and market trends;

●	our ability to compete effectively against companies with greater resources;

●	our ability to protect our intellectual property rights;

●	our reliance on a limited number of customers for a significant portion of our revenue;

●	our ability to obtain critical components and finished products from third-party suppliers on acceptable terms;

●	our dependence on government customers and on the levels of funding available to such customers; and

●	our ability to meet the continued listing standards of The NASDAQ Capital Market.

In light of the foregoing, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus and the documents incorporated by reference herein speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. We will, however, receive proceeds if warrants to purchase common stock are exercised and those proceeds will be used for our general corporate purposes.

FINANCING TRANSACTIONS

The Selling Stockholders may offer and sell up to 6,247,413 shares of our common stock, consisting of:

●	5,385,413 shares of common stock held by certain of the Selling Stockholders, and

●	862,000 shares of common stock that may be issued upon exercise of warrants to purchase common stock held by certain of the Selling Stockholders.

The outstanding shares of common stock offered hereunder and the warrants were issued to the Selling Stockholders in certain private transactions from 2010 through 2013 and as compensation to the underwriters in our 2014 Public Offering. Information regarding these offerings is set forth below. The offerings were not registered under the Securities Act and were conducted in reliance upon the exemptions from the registration requirements of the Securities Act in Section 4(2) of the Securities Act and Rule 506 of Regulation D.

2010 Warrants

On March 17, 2010, we entered into a Purchase Agreement and a registration rights agreement with Lincoln Park Capital Fund, LLC (“LPC”), pursuant to which LPC agreed to purchase 35,000 shares of our common stock, together with warrants to purchase 35,000 shares at an exercise price of $12.00 per share, for total consideration of $375,000. The warrants have a term of five years and were not exercisable until six months after they were issued.

LOC Transaction

On August 11, 2011, we entered into a Letter of Credit Agreement (“LOC”) with Mark Plush, the Company’s former Chief Financial Officer, for $250,000. The LOC had a term of 24 months and interest rate of 12.5% on the face amount. The LOC was collateralized by an assignment of proceeds of the cash collateral on deposit with the surety related to our bonding program. The LOC was subordinated to our senior indebtedness. On July 3, 2013, the LOC was paid in full. As an incentive to enter into the LOC, we issued to Mr. Plush a five-year detached warrant to purchase 12,500 shares of common stock at an exercise price of $0.10 per share. The warrant was exercised on July 10, 2014.

2012 Private Placement of Stock and Warrants

Between February 29, 2012 and March 2, 2012, the Company raised $4.9 million in a private placement by selling 1.96 million units to ten investors, which each unit consisting of one share of common stock and one-half warrant to purchase one share of common stock. The purchase price of each unit was $2.50. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.40, which exercise price was subsequently adjusted to $4.30 under the anti-dilution provisions. Each warrant immediately separated from the unit and immediately was exercisable, and expires three years from the date of issuance.

2012 and 2013 Note Issuances and 2014 Note Conversions

Between December 13, 2012 and October 10, 2013, we sold an aggregate of $7,645,000 in principal amount of 5% subordinated convertible notes. The notes had a five percent annual interest rate and were convertible into our common stock at the rate of $2.30 per share. The 2012 notes were scheduled to mature on December 31, 2015 and the 2013 notes were scheduled to mature on December 31, 2016. During the second and fourth quarters of 2013, one investor converted $1,500,000 in aggregate principal amount of notes into 652,173 shares of common stock. On March 31, 2014, all remaining investors converted the $6,145,000 outstanding aggregate principal amount of notes into 2,671,735 shares of common stock.

2014 Underwriters Compensation Warrants

As partial compensation for their underwriting services in the 2014 Public Offering, the underwriters received a warrant to purchase 47,000 shares of common stock with an exercise price of $5.40 per share.

The warrant and the underlying shares of common stock have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriters warrant nor any shares of our common stock issued upon exercise of the underwriters warrant may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness of the registration statement for the 2014 Public Offering, except for transfers of any security:

●	by operation of law or by reason of reorganization of us;

●

to any FINRA member firm participating in the 2014 Public Offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restrictions described above for the remainder of the time period;

●	if the aggregate amount of our securities held by either an underwriter or a related person do not exceed 1% of the securities being offered;

●

that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no FINRA member firm participating in the 2014 Public Offering manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

In addition, the exercise or conversion of any security is not prohibited if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The warrant does not contain terms prohibited by FINRA Rule 5110(f)(2)(H).

Registration and Indemnification Rights

Under the terms of the Securities Purchase Agreements and the Note Purchase Agreements and in our arrangements with the underwriters for the 2014 Public Offering, we agreed to file registration statements with the SEC to register for resale the shares of our common stock that may be sold by the Selling Stockholders. We agreed under the Securities Purchase Agreements and the Note Purchase Agreements to use our best efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (1) the fifth anniversary of the effective date of the registration statement, (2) the date when all registrable securities covered by such registration statement have been sold publicly, or (3) the date on which the registrable securities are eligible for sale without volume limitation within a three-month period pursuant to Rule 144 or any successor thereto.

We also agreed to pay all costs associated with the preparation and filing of the registration statement. The registration rights provisions contain customary indemnification provisions for all parties.

SELLING STOCKHOLDERS

The shares of common stock covered by this prospectus may be offered from time to time by the Selling Stockholders. They may sell some, all, or none of their shares. We do not know how long the Selling Stockholders will hold the shares before selling them. We currently have no agreements, arrangements, or understandings with the Selling Stockholders regarding the sale of any of the shares.

The following table sets forth the names and address of the Selling Stockholders, the number and percentage of our common stock owned by them before this offering, the number of shares that may be offered under this prospectus, and the number of and percentage of our common stock owned by the Selling Stockholders after this offering is completed. The information included below is based on information that has been provided to us by or on behalf of the Selling Stockholders. The information is presented as follows:

●	the number of shares in the column “Number of Shares Being Offered” represents all of the shares that the Selling Stockholders may offer under this prospectus;

●	the number of shares in the column “Shares Owned after the Offering” assumes the sale of all of the shares offered by the Selling Stockholder under this prospectus;

●

the percentages of shares owned before the offering are based on 9,376,818 shares of our common stock outstanding as of August 13, 2014, and assumes the exercise of warrants currently held by each Selling Stockholder, as more particularly described in the footnotes to the table;

●

the percentages of shares owned after the offering are based on 10,238,818 shares of our common stock, which assumes all 862,000 shares of common stock that may be issued upon exercise of the warrants are then outstanding.

	Shares Owned Before Offering			Shares Owned after Offering
Name and Address	Number	Percent	Number of Shares Offered	Number	Percent

Alessandro Family Trust Michael Alessandro Trustee P.O. Box 2040 Wilson, WY 83014	24,560	*	21,739	2,821	*

Bright Horizon Partners Inc. (1) 1330 Avenue of the Americas #36C New York, NY 10019	1,130,434	12.1%	1,130,434	0	0.0%

Brilliant Start Enterprise, Inc. (2) 12F-13 No. 383 Sec 4, Ren-Ai Road Da-an District, Taipei City 106 Taiwan	652,173	7.0%	652,173	0	0.0%

Bi Cheng (3) No. 26 Yuantong Street Kunming, Yunnan, China	600,000	6.3%	600,000	0	0.0%

William Cohen (4) 53 East 34th Street Paterson, NJ 07514	709,112	7.4%	708,695	417	*

	Shares Owned Before Offering			Shares Owned after Offering
Name and Address	Number	Percent	Number of Shares Offered	Number	Percent
Costar Partners II, LLC (5) 53 East 34th Street Paterson, NJ 07514	600,000	6.3%	600,000	0	0.0%

Mario Cytrynbaum 12000 Biscayne Blvd. Miami, FL 33181	21,739	*	21,739	0	0.0%

Scott DeSano 12267 Channel Drive North Palm Beach, FL 33408	500,869	5.3%	260,869	240,000	2.3%

Eastern Overseas, Inc. Charles H.C. Sung 244 Fitzgerald Lane Davenport, FL 33837	118,695	1.3%	108,695	10,000	*

5 Elements Energy Efficiencies (BVI) Ltd. (6) 17F No. 87, Sung Chiang Road Taipei F5 104 Taiwan	570,000	6.0%	570,000	0	0.0%

5 Elements Global Fund L.P. (7) 114 W. 47th Street #1725 New York, NY 10036	300,000	3.2%	270,000	30,000	*

Evergreen Materials LLC (8) 208 Blue Heron Drive Secaucus, NJ 07094	43,478	*	43,478	0	0.0%

Julianna Shao Hung (9) 1415 S. Marengo Avenue Pasadena, CA 91106	18,000	*	18,000	0	0.0%

Karen S. Hung (10) 1415 S. Marengo Avenue Pasadena, CA 91106	18,000	*	18,000	0	0.0%

Kenneth Shao Hung (11) 1415 S. Marengo Avenue Pasadena, CA 91106	24,000	*	24,000	0	0.0%

Jag International Ltd. (12) 12F No. 383 Section 4, Ren-Ai Road Da-an District, Taipei City 106 Taiwan	600,000	6.4%	600,000	0	0.0%

Lincoln Park Capital, LLC (13) 440 N. Wells Street, Suite 410 Chicago, IL 60654	104,005	1.1%	104,005	0	0.0%

	Shares Owned Before Offering			Shares Owned after Offering
Name and Address	Number	Percent	Number of Shares Offered	Number	Percent
Mark J. Plush 32000 Aurora Road Solon, OH 44139	12,500	*	12,500	0	0.0%

Cleantech Global Limited (14) 18 Michelle Way Pine Brook, NJ 07058	913,369	9.7%	910,869	2,500	*

Chien Fung Tu (15) 3F No. 18 Alley 342, Lane 150 Section 5, Xinyi Road Taipei City, Taiwan 110	60,000	*	60,000	0	0.0%

Vittorio Viarengo 3249 Charmat Court San Jose, CA 95135	70,168	*	21,739	48,429	*

Hongwu Zhang 4967 Workingham Drive Dublin, OH 43017	43,478	*	43,478	0	0.0%

Roth Capital Partners, LLC (16) 888 San Clemente Drive Newport Beach, CA 92660	47,000	*	47,000	0	0.0%

Selling Stockholders Total	6,581,580	70.2%	6,247,413	334,167	3.3%

* Represents less than 1.0%

(1)	Hongfei Zhang controls Bright Horizon Partners Inc.
(2)	Gina Huang controls Brilliant Start Enterprises, Inc.
(3)	Includes 200,000 shares of common stock issuable upon the exercise of outstanding warrants.
(4)

Includes the following held by Costar Partners II, LLC: (i) 400,000 shares of common stock and (ii) 200,000 shares of common stock issuable upon the exercise of outstanding warrants. William Cohen controls Costar Partners II, LLC.

(5)	Includes 200,000 shares of common stock issuable upon the exercise of outstanding warrants. William Cohen controls Costar Partners II, LLC.
(6)

Includes 190,000 shares of common stock issuable upon the exercise of outstanding warrants. Yeh Mei-Hui Cheng controls and owns 50% of 5 Elements Energy Efficiencies (BVI) Ltd. James Tu, our Executive Chairman and Chief Executive Officer is the co-founder and Partner-in-Charge of Communal International Ltd which owns 50% of 5 Elements Energy Efficiencies (BVI) Ltd.

(7)	Includes 90,000 shares of common stock issuable upon the exercise of outstanding warrants. James Tu, our Executive Chairman and Chief Executive Officer controls 5 Elements Global Fund L.P.
(8)	Guang Lu controls Evergreen Materials LLC.
(9)	Includes 6,000 shares of common stock issuable upon the exercise of outstanding warrants.
(10)	Includes 6,000 shares of common stock issuable upon the exercise of outstanding warrants.
(11)	Includes 8,000 shares of common stock issuable upon the exercise of outstanding warrants.
(12)	Gina Huang controls Jag International Ltd.
(13)	Includes 95,000 shares of common stock issuable upon the exercise of outstanding warrants. Joshua Scheinfeld and Jonathan Cope control Lincoln Park Capital, LLC
(14)	Jiangang Luo, who was a member of our Board of Directors until July 15, 2014, controls Cleantech Global Limited.

(15)	Includes 20,000 shares of common stock issuable upon the exercise of outstanding warrants.
(16)

Includes 47,000 shares of common stock issuable upon the exercise of outstanding warrants. Each of Byron Roth and Gordon Roth have voting and dispositive power (including the right to exercise any or all of the shares underlying the warrant) in respect of our common stock beneficially owned by Roth Capital Partners, LLC.

Based upon information in our records and that the Selling Stockholders have provided, certain Selling Stockholders have the following positions or relationships with us:

●	Jiangang Luo, who was a member of our Board of Directors until July 15, 2014, controls Cleantech Global Limited.
●	William Cohen, a member of our Board of Directors, controls Costar Partners II, LLC.

●

James Tu, our Executive Chairman and Chief Executive Officer controls 5 Elements Global Fund L.P. Mr. Tu is also the co-founder and Partner-in-Charge of Communal International Ltd which owns 50% of 5 Elements Energy Efficiencies (BVI) Ltd. On March 8, 2012, we entered into a five-year cooperation agreement with Communal International Ltd to develop the Asian market as well as a high quality, low cost component supply chain for our products.

●

Yeh Mei-Hui Cheng controls 5 Elements Energy Efficiencies (BVI) Ltd. and owns 50% of such entity and is the co-founder with Mr. James Tu of Communal International Ltd, which owns the other 50%. Ms. Cheng is the mother of Simon Cheng, a current member of our Board of Directors and an employee of the Company, and Jennifer Cheng, who was a member of our Board of Directors until July 15, 2014.

●	Chien Fung Tu is the brother of James Tu, our Executive Chairman and Chief Executive Officer.

●	Mark J. Plush is our former Chief Financial Officer.

●	Roth Capital Partners served as underwriters in our 2014 Public Offering and received underwriting discounts as compensation in addition to the warrant.

Based upon information in our records and that the Selling Stockholders have provided, certain Selling Stockholders have the following relationships among each other:

●	Brilliant Start Enterprises, Inc. and Jag International Ltd. are both controlled by the same individual, Gina Huang.

●	Hongwu Zhang is the brother of Hongfei Zhang, who controls Bright Horizon Partners Inc.

The Selling Stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the date on which the information in the table is presented. Information about the Selling Stockholders may change over time.

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; and

●	a combination of any such methods of sale.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors-in-interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that Rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, or any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of any of the shares of common stock by the selling security holders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. The Selling Stockholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person by the Securities Act.

We will bear all expenses of the registration of the shares of common stock covered by this prospectus.

Once sold under the registration statement of which this prospectus is a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

The shares underlying the warrant issued to the underwriters as partial compensation for their services in the 2014 Public Offering are subject to restrictions on transfer in accordance with FINRA rules for a period of 180 days following the date of effectiveness of the registration statement for the 2014 Public Offering. See “Financing Arrangements – 2014 Underwriters Compensation Warrants.” In addition, in connection with the 2014 Public Offering, certain of the other Selling Stockholders hereunder agreed not to transfer their shares for a 90-day lock-up period following that offering, subject to customary exceptions.

DESCRIPTION OF SECURITIES

The following summary of certain provisions of our securities does not purport to be complete. You should refer to our certificate of incorporation and our bylaws, both of which are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The summary below is also qualified by provisions of applicable law.

General. The Company is authorized to issue 15,000,000 shares of common stock, par value $0.0001 per share, and 2,000,000 shares of preferred stock, par value $0.0001 per share. As of August 13, 2014, there were 9,376,818 shares of common stock outstanding and no shares of preferred stock outstanding. As of August 11, 2014, there were approximately 133 record holders of our common stock. All shares of common stock outstanding are fully paid and nonassessable. As of August 13, 2014, approximately 1,499,799 authorized shares of common stock have been reserved for issuance under our equity incentive plans and employee stock purchase plan, including options to purchase 452,514 shares of our common stock, of which options to purchase 225,029 shares were exercisable, 560,000 shares available for future equity award grants under the 2014 Plan and 487,285 shares available for future purchases under the employee stock purchase plan. Our Board of Directors and stockholders have approved the 2014 Plan, under which 600,000 shares were authorized and 560,000 shares remain available for future equity award grants. No further awards will be made under the prior plans and the unissued remaining shares under such plans are not available for future awards under the 2014 Plan or any other plan. As of August 13, 2014, approximately an additional 1,042,049 shares may be issued upon exercise of outstanding warrants.

Voting. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. The shares of common stock have no pre-emptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

Dividends. The holders of common stock are entitled to receive dividends when and as declared by our Board of Directors out of funds legally available for dividends. We have not declared or paid any cash dividends and we do not anticipate paying cash dividends in the foreseeable future.

Liquidation. Upon a liquidation of the Company, our creditors and holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock. Our certificate of incorporation empowers our Board of Directors to issue up to 2,000,000 shares of preferred stock from time to time in one or more series. Our Board of Directors may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any additional series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could have the effect of delaying or preventing a change in control of us or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. Our Board of Directors has designated 100,000 shares of our preferred stock as Series A Participating Preferred Stock.

Antitakeover Effects of Our Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless that takeover or change in control is approved by our Board of Directors.

These provisions include:

Action by Written Consent. Our bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in accordance with our bylaws, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification of Officers and Directors. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by such law. In addition, we have entered into indemnification agreements with certain of our officers, directors and key employees.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, P.O. Box 1342, Brentwood, NY 11717.

LEGAL MATTERS

The validity of the common stock offered in this prospectus has been passed upon for us by Baker & Hostetler LLP, Cleveland, Ohio.

EXPERTS

The financial statements, as of and for the year ended December 31, 2013 incorporated by reference in this prospectus and Registration Statement have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as stated in their report incorporated herein by reference, and are incorporated in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits filed with the registration statement.

We are subject to the information requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov or through our website at www.efoi.com. Information contained on our website is not considered to be a part of, nor incorporated by reference in, this prospectus. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date hereof and the termination of the offering pursuant to this prospectus (other than information “furnished” rather than “filed”):

(a)

Our annual report on Form 10-K for our fiscal year ended December 31, 2013, filed with the SEC on March 27, 2014, as amended by our annual report on Form 10-K/A filed with the SEC on April 30, 2014 (SEC File No. 000-24230).

(b)	Our quarterly report on Form 10-Q for our fiscal quarters ended March 31, 2014 and June 30, 2014, filed with the SEC on May 13, 2014 and August 13, 2014 (SEC File No. 000-24230).

(c)	Our current reports on Form 8-K, filed with the SEC on February 3, 2014, February 14, 2014, March 27, 2014, April 11, 2014, May 13, 2014, May 22, 2014 and July 16, 2014 (SEC File No. 000-24230).

(d)	Our definitive proxy statement on Schedule 14A for our annual meeting of stockholders, filed with the SEC on June 26, 2014 (SEC File No. 000-24230).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Energy Focus, Inc., 32000 Aurora Road, Suite B, Solon, Ohio 44139; telephone number 440.715.1300.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We will not make offers to sell these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other that the date on the front of those documents.

ENERGY FOCUS, INC.

6,247,413 Shares of Common Stock

PROSPECTUS

August 28, 2014